## UNITED STATES OF AMERICA
### Before the
## SECURITIES AND EXCHANGE COMMISSION

**SECURITIES EXCHANGE ACT OF 1934**
Release No. 65212 / August 29, 2011

**ADMINISTRATIVE PROCEEDING**
File No. 3-14476

| | |
|---|---|
| **In the Matter of** | **ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO INTERNATIONAL PETROLEUM CORP.** |
| **International Butec Industries Corp. (n/k/a Websmart.com Communications, Inc.), International Colin Energy Corp. (n/k/a Morgan Hydrocarbons, Inc.), International En-R-Tech, Inc. (n/k/a National Telcom Solutions, Inc.), International Menu Solutions Corp. (n/k/a Dunwynn Exploration, Inc.), International Nesmont Industrial Corp., International Petroleum Corp., and Internet Cable Corp.,** | |
| **Respondents.** | |

### I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by International Petroleum Corp. ("International Petroleum" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on July 20, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

### II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to International Petroleum Corp. ("Order"), as set forth below.

## III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.      International Petroleum (CIK No. 51442) is a British Columbia corporation located in Vancouver, British Columbia, Canada.  At all times relevant to this proceeding, the securities of International Petroleum have been registered under Exchange Act Section 12(g).

2.      International Petroleum has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 1996.

## IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.


Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.